Exhibit IV-3

     It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the financial statements that will be included in the Company's 10-QSB for the fiscal quarter ended September 30, 2000.

     Such additional change is due to the recent resignations of the President and Chief Executive Officer and all of the Board of Directors of the Company as reported in the Form 8-K filed October 26, 2000, which has prohibited the Company from producing a narrative or quantitative estimate of the anticipated change. The Company does, however, anticipate to report insignificant revenues for the fiscal quarter ended September 30, 2000.